UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41656

Jayud Global Logistics Limited

(Exact name of registrant as specified in its charter)

Building 3, No. 7 Gangqiao Road,

Li Lang Community, Nanwan Street,

Longgang District, Shenzhen,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Jayud Global Logistics Limited Announces Results of Class A Shareholders Meeting and Annual General Meeting

Jayud Global Logistics Limited (the “Company”) hereby reports that it held (i) a meeting of the holders of its Class A ordinary shares (the “Class A Meeting”) at 3:00 P.M. Beijing time on May 5, 2025, and (ii) its annual general meeting of shareholders (the “AGM”) at 4:00 P.M. Beijing time on the same day at the Company’s offices located at Jayud Group 3A Building, No. 7 Gangqiao Road, Xialilang Community, Longgang District, Shenzhen, Guangdong, PRC. Holders of Class A ordinary shares present in person or by proxy at the Class A Meeting represented 34,023,235 Class A ordinary share votes of the Company (or 38.48% of the outstanding Class A ordinary share votes of the Company as of April 9, 2025, the record date for the Class A Meeting). Holders of Class A ordinary shares and holders of Class B ordinary shares present in person or by proxy at the AGM represented 87,686,167 ordinary share votes of the Company (or 61.52% of the outstanding ordinary share votes of the Company as of April 9, 2025, the record date for the AGM).

1.	Class A Shareholder Resolution

At the Class A Meeting, the holders of the Company’s Class A ordinary shares approved, by ordinary resolution, an increase in the voting rights attached to each Class B ordinary share to fifty (50) votes per share on all matters subject to vote at general meetings, effective as of May 5, 2025.

2.	AGM Resolutions

At the AGM, the shareholders considered and approved all four proposals duly submitted for their approval and the resolutions were each duly adopted by the requisite majority shareholders of the Company, as set forth below:

●	Amendment of the Current Memorandum and Articles of Association

By special resolution, the Company’s third amended and restated memorandum and articles of association (the “Current M&A”) were amended to reflect the increased voting rights of Class B ordinary shares to fifty (50) votes per share on all matters.

●	Approval of Share Consolidation

By ordinary resolution, (a) the board of directors was authorized to implement and effect a share consolidation at a ratio of not less than 2-for-1 and not more than 100-for-1, to be determined at the discretion of the board of directors within one year after the conclusion of the AGM; and (b) in the event of fractional shares resulting from the share consolidation, the Company is authorized to issue to such shareholder an additional fraction of one consolidated share of the same class (credited as fully paid by way of capitalization out of the share premium account of the Company), such that the number of consolidated shares held by such shareholder shall be rounded up to the next whole number of consolidated shares of that class.

●	Increase of Authorized Share Capital

By ordinary resolution, subject to and concurrently with the implementation and effectiveness of the share consolidation, (a) the authorized share capital of the Company will be increased such that the number of authorized Class A ordinary shares will be 480,000,000 and the number of authorized Class B ordinary shares will be 20,000,000; and (b) the total authorized share capital of the Company will be increased to an amount equal to 500,000,000 multiplied by the new par value determined post-consolidation.

●	Adoption of Amended and Restated Memorandum and Articles of Association

By special resolution, subject to the implementation and effectiveness of the share consolidation and increase of share capital of the Company, an amended and restated Memorandum and Articles of Association (the “New M&A”), a copy of which is annexed hereto as Exhibit 99.1 by reference, was adopted in substitution for the Current M&A, and the New M&A will become effective immediately prior to effectiveness of the share consolidation and increase of share capital as determined by the board of director, so long as it is implemented within one year after the conclusion of the AGM.

Exhibits

●	Exhibit 99.1 –	Fourth Amended and Restated Memorandum and Articles of Association of Jayud Global Logistics Limited (New M&A, conditional upon actions of board of directors)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2025

Jayud Global Logistics Limited

By:	/s/ Xiaogang Geng
Name:	Xiaogang Geng
Title:	Co-Chief Executive Officer

By:	/s/ Alan Tan Khim Guan
Name:	Alan Tan Khim Guan
Title:	Co-Chief Executive Officer

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